VIA EDGAR AND FEDEX

March 4, 2016

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng

Re:	TigerLogic Corporation
Preliminary Information Statement on Schedule 14C
Filed February 19, 2016
File No. 000-16449

Dear Ms. Mills-Apenteng:

TigerLogic Corporation (“TigerLogic”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 26, 2016, regarding our Preliminary Information Statement on Schedule 14C (the “Schedule 14C”) originally filed on February 19, 2016. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.              We note that your information statement relates to the sale of a substantial part of the assets of your company. Please revise to include the financial information called for by Item 14(c)(1) of Schedule 14A, which should include unaudited financial statements of the Postano business. For further guidance, see Question H.6 of the July 2001 Interim Supplement to our Publicly Available Telephone Interpretations, available on our website.

We have addressed your comment by including the requested financial statements for the Postano business.  Please refer to pages F-28 through F-32 of the preliminary proxy statement on Schedule 14A filed with the Commission on the date hereof.

Questions and Answers About the Asset Sale

Who Voted in Favor of the Asset Sale, page 6

2.              Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. You state that 50.08% of stockholders voted in favor of the asset sale including David Boyd, an employee, who holds only 293,768 shares of common

U.S. Securities and Exchange Commission
March 4, 2016

stock. Please tell us whether Mr. Boyd has any other relationship with the company and describe the sequence of events that led to your obtaining this consent. In addition, provide an analysis as to whether you engaged in a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Although we do not believe that the Company has engaged in a “solicitation” as defined in Rule 14a-1(l), we have addressed your comment by converting our filing to Schedule 14A.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments concerning these responses, please do not hesitate to contact the undersigned at (503) 347-4965 or our counsel, Peter Cancelmo, at 206-816-1332.

Very truly yours,

TIGERLOGIC CORPORATION

By:	/s/ Roger Rowe
Roger Rowe

CC:         Peter Cancelmo, Garvey Schubert Barer